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April 20, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Jonathan Groff, Staff Attorney

Re:	Franklin Wireless Corp. Form10-K for the fiscal year ended June 30, 2010

Dear Sirs:

This is in response to your letter of March 29, 2011 concerning the Annual Report on Form 10-K for the year ended June 30, 2010 of Franklin Wireless Corp. (the “Company”). We are today filing Amendment No.1 to the 10-K, responsive to your comments.

For ease of reference, the numbers of the following paragraphs correspond to the numbers of the paragraphs of the staff's letter.

Item 1A .Risk Factors, page 7

1.  We revised the disclosure in “Risk Factors—The Loss of Our Material Customers Could Adversely Affect Our Revenues and Profitability, and Therefore Shareholder Value” to reflect that Franklin has a written agreement with its major customer.

As noted in the disclosure, Franklin  has a written agreement with the customer, but it merely sets out a framework for possible sales. Under the agreement the customer is not required to purchase any products from the Company, and the Company is not obligated to sell any products to the customer. All sales are made pursuant to purchase orders issued by the customer from time to time.

 Item 601 of Rule S-K (which defines a “material contract”)  provides:

”If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

               The only category which might be relevant is this one:

“Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials…”

Although the customer has, in fact, purchased products from Franklin under purchase orders, Franklin's business is not “substantially dependent” on the contract, as there are no purchase requirements at all in the contract.  Also, no part of the contract requires the Company to “sell the major part of  its products or services” to Sprint or any other party.

Accordingly, we believe that Franklin’s arrangement with Sprint does not constitute a “material contract” within the definition of Rule S-K and need not be filed as an exhibit.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operation, page 10

2. The Management's Discussion and Analysis of Financial Condition and Results of Operation for the year ended June 30, 2010 compared to the year ended June 30, 2009 has been revised in accordance with the staff’s comments.

Item 9A. Controls and Procedures, page 18

3. Item 9A has been substantially revised in accordance with the staff's comments.

4. The first paragraph of Item 9A has been revised to include a statement as to the lack of effectiveness of certain  disclosure controls and procedures at the end of the fiscal year.

Item 10. Directors, Executive Officers and Corporate Governance, page 19

5. This Item has been revised to set forth, as to each director, the qualifications that led to the conclusion that such person is qualified to serve as a director.

Item 11. Executive Compensation, page 21.

6. The compensation and stock option tables have been revised in accordance with the staff's comments.

Item 13. Certain Relationships and Related Transactions, page 24

7.  The description of the transaction with C-Motech has been revised to address the staff''s comments.

On behalf of the Company, we confirm that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's comments and request that the staff contact the undersigned with any questions regarding this letter.

Very truly yours,

/s/ Robert J. Zepfel
 Robert J. Zepfel